APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

DULCERIA NYC INC

INCOME

Gross receipts less returns/allowance	129,918
Cost of goods sold	99,805
Gross Profit	30,113
Total income	30,113

DEDUCTIONS

Compensation of officers	3,900
Salaries/wages less employment credits	3,900
Repairs and maintenance	5,547
Rents	20,320
Taxes and licenses	1,174
Depreciation	78,362
Other deductions	63,921
Total deductions	177,124

TAXABLE INCOME

Taxable income (line 28)	-147,011
Taxable income	-147,011

TAX COMPUTATION

Income tax	0
Total tax	0

PAYMENTS AND CREDITS

Total payments and credits	0

REFUND OR AMOUNT DUE

Overpayment	0
Tax due	0

SCHEDULE L

Beginning Assets	0
Beginning Liabilities & Equity	0
Ending Assets	118,718
Ending Liabilities & Equity	-80,284

TAX RATES

Marginal tax rate	0.0%

DULCERIA NYC INC

ENDING ASSETS

Cash		32,325
Other current assets		86,393
Buildings and other assets	78,362	
Less: Accumulated depreciation	(78,362)	
Total Assets		118,718

ENDING LIABILITIES & EQUITY

Other current liabilities		67,945
Unappropriated retained earnings		-148,229
Total Liabilities and Equity		-80,284

4:02 PM

03/11/21

Accrual Basis

DULCERIA NYC INC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
301 · Sales	339,618.76
302 · REWARDS REDEMTION	826.40
Total Income	340,445.16
Cost of Goods Sold	
324 · Purchases	80,612.66
342 · Subcontractors	120,043.38
Total COGS	200,656.04
Gross Profit	139,789.12
Expense	
401 · Cleaning	272.19
404 · Advertising	125.00
409 · Rubbish Removal	3,742.20
411 · Utilities	11,664.27
414 · Medical Insurance	15,014.70
415 · Insurance	5,629.95
419 · Rent	29,670.00
421 · Repairs	9,759.00
427 · Supplies	31,164.68
429 · Transportation Expense	5,112.60
501 · Accounting	3,556.00
505 · Bank Service Charges	9,318.32
513 · Dues and Subscriptions	4,473.91
515 · Interest Expense	3,637.16
519 · Legal Fees	504.00
523 · Miscellaneous	1,360.75
526 · Salaries - Office	24,300.00
529 · Salaries - Officers	14,700.00
535 · Telephone	4,054.04
536 · Postage	453.08
552 · Depreciation Expense	24,814.64
559 · Travel & Ent	3,808.78
633 · Social Security Expense	2,983.50
635 · NYS Unemployment Taxes	1,113.60
639 · Federal Unemployment Taxes	126.00
66900 · Reconciliation Discrepancies	0.20
902 · NYS Franchise Tax	32.00
903 · NYC Franchise Tax	100.00
Total Expense	211,490.57
Net Ordinary Income	-71,701.45
Net Income	**-71,701.45**

4:03 PM
03/11/21
Accrual Basis

DULCERIA NYC INC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
101 · Cash in Bank - Operating	17,855.23
103 · Cash In Bank - Petty cash	806.00
Total Checking/Savings	18,661.23
Other Current Assets	
129 · Loan and Exchange	13,049.78
130 · Loan Recievable - MAMA LLC	88,192.54
Total Other Current Assets	101,242.32
Total Current Assets	119,903.55
Fixed Assets	
141 · Machinery and Equipment	41,988.93
142 · Accumulated Depreciation - Mach	-10,752.74
145 · Leasehold Improvements	44,406.00
146 · Accumulated Dep - Leashold imp	-14,061.90
Total Fixed Assets	61,580.29
TOTAL ASSETS	**181,483.84**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
255 · BOA BUSINESS CARD	74,655.92
Total Credit Cards	74,655.92
Other Current Liabilities	
205 · Loan Payable	10,220.41
225 · Accrued Payroll	16,369.89
228 · Sales Tax Payable	2,369.12
Total Other Current Liabilities	28,959.42
Total Current Liabilities	103,615.34
Total Liabilities	103,615.34
Equity	
279 · Capital Stock	199,000.00
3900 · Retained Earnings	-85,538.54
Net Income	-35,592.96
Total Equity	77,868.50
TOTAL LIABILITIES & EQUITY	**181,483.84**

I, Daniel Minzer, certify that:

1. The financial statements of Dulceria NYC Inc. included in this Form are true and complete in all material respects; and
2. The tax return information of Dulceria NYC Inc. included in this Form reflects accurately the information reported on the tax return for Dulceria NYC Inc. for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Daniel Minzer*

Name: Daniel Minzer

Title: Owner